

February 3, 2011

James B. DeBello, President
Mitek Systems, Inc.
8911 Balboa Ave., Suite B
San Diego, California

> **Re: Mitek Systems, Inc.**
> **Form 10-K for fiscal year ended September 30, 2010**
> **Filed November 16, 2010**
> **File No. 000-15235**

Dear Mr. De Bello:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended September 30, 2010

Part I

Item 1. Business

General

1.   We note that in fiscal year 2010, one customer comprised 14% of your total revenues. Please tell us whether your business is substantially dependent upon any contract(s) with this vendor. To the extent that you are substantially dependent upon any agreement(s) with this vendor, please describe the material terms of the agreement(s) and file such agreement(s) as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or advise.

Intellectual Property, page 5

2.   You report that as of September 30, 2010, you have been awarded a total of eight patents, three of which were awarded in 2010. In your 2010 fourth quarter earnings conference call, however, you state that you "have six patents and eight more pending, and were recently awarded a patent for Mobile Deposit during the fourth quarter." Please advise.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

General

3.   Please tell us whether you considered including an overview to your MD&A in order to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For guidance, see Section III.A of SEC Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In this regard, we note the discussion of your "three-phase product strategy" in your 2010 fourth quarter earnings call.

4.   Please describe any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. To the extent known, you should also disclose events that may cause a material change in the relationship between costs and revenues. See Item 303(a)(3)(ii) of Regulation S-K. In this regard, we refer to your 2010 fourth quarter earnings call and note that your product mix is migrating more towards mobile as the primary element of your sales revenue, which carries a lower cost of sales than your core recognition technology.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers, page 40

5.   For each of your directors, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for your company. See Item 401(e) of Regulation S-K.

Audit Committee and Audit Committee Financial Expert, page 42

6.   Please disclose whether or not your audit committee has a charter. See Item 407(d)(1) of Regulation S-K

Item 13. Certain Relationships and Related Transactions, and Director Independence

Related Transactions, page 46

7.   Please provide your analysis as to why are not required to file any agreements relating to your transactions with John H. Harland Company and any of its subsidiaries pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures, page 49

8.   In subsequent filings, please identify the person who is signing in the capacity of controller or principal accounting officer. See General Instruction D(2)(a) to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Houseal, Attorney-Advisor, at (202) 551-3735 or, in his absence, me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director